Exhibit 5
PURCHASE AGREEMENT
by and between
Lavender Heights Capital LP
and
Green Hill Trust
Dated as of June 21, 2010

PURCHASE AGREEMENT
     This PURCHASE AGREEMENT (the “Agreement”), dated as of June 21, 2010, is by and between Lavender Heights Capital LP, a Delaware limited partnership (“Seller”), and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of Green Hill Trust, a Cayman Islands STAR Trust (“Buyer”).
     WHEREAS, Seller is party to the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of May 17, 2010 among Man Group Plc (“Man”) and certain stockholders of GLG Partners, Inc. (“GLG”);
     WHEREAS, Seller is party to the Voting and Support Agreement (the “Voting and Support Agreement”) dated as of May 17, 2010 among Man, Escalator Sub 1 Inc. (“Merger Sub”), and certain stockholders of GLG;
     WHEREAS, Man, Merger Sub, and GLG are parties to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 17, 2010;
     WHEREAS, Seller wishes to sell and Buyer wishes to purchase the GLG Shares (as defined below) prior to the consummation of the transactions contemplated by the Share Exchange Agreement and the Merger Agreement and on the terms set out in this Agreement;
     WHEREAS, Buyer shall concurrently with the execution of this Agreement become a party to and be bound by each of the Share Exchange Agreement and the Voting and Support Agreement by a written instrument dated the date hereof satisfactory to Seller, GLG, Man and Merger Sub; and
     WHEREAS, Seller shall concurrently with the execution of this Agreement obtain the written consent of Man and Merger Sub to the transactions contemplated in this Agreement;
     NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:
1.	Interpretation. As used in this Agreement, the following terms shall have the following meanings unless the context otherwise requires:
1.1	“Closing” means the performance of the obligations set out in Section 2 below on the Closing Date other than the obligations expected to be satisfied on the dates set forth on Schedule I.

“Closing Date” means the date hereof.

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption or any mortgage charge, pledge, lien, hypothecation, assignment, restriction or security interest of any kind or any other preferential arrangement including, without limitation, any title, transfer or retention arrangement having similar effect) or any obligation or agreement to create any of the foregoing.
“Man Shares” mean the ordinary shares of Man.
“GLG Shares” means 5,640,570 shares of common stock, par value $0.0001 per share, of GLG currently owned by Seller.
“Trustee” means Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of Buyer.
1.2	In this Agreement, where the context admits:
(a)	references to clauses and the schedule are references to clauses of and the schedule to this Agreement and references to this Agreement include the schedule;

(b)	references to the singular include the plural and vice versa;

(c)	references to “person” include any individual, partnership (whether or not some or all of the members thereof or partners therein have limited liability), corporation or other business entity, state or agency of a state, and any unincorporated association or organization in each case whether or not having separate legal personality;

(d)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(e)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by general words and the word “including” shall be construed without limitation.
1.3	The headings used in this Agreement are for convenience only and shall not affect the construction of it.

1.4	The schedule shall have effect as if set out herein.

2.	Sale and Purchase; Consideration.

2.1	Subject to the terms of this Agreement, on the Closing Date Seller will sell, assign, convey, transfer and deliver to Buyer, free and clear of any Encumbrances, other than under the terms of the Share Exchange Agreement and the Voting and Support Agreement to which Buyer is becoming a party concurrently with the effectiveness of this Agreement, and Buyer will purchase and acquire from Seller, the GLG Shares.

2.2	For the avoidance of doubt, Seller will retain the right to receive any dividends, distributions and other income in respect of the GLG Shares which arise before or by reference to the period before the Closing Date.

2.3	In consideration for the GLG Shares, Buyer will pay Seller the following purchase price payable by Buyer to Seller in installments on the later of, for each installment, (i) the date of such installment set forth on Schedule I, and (ii) three (3) business days following the closing of the transactions under the Share Exchange Agreement, by:
     (a) delivery, as directed by Seller to Buyer by written notice given at least five business days prior to the relevant delivery date, of (i) the number of Man Shares (the “Deliverable Man Shares”) that is calculated as the product of (x) the Exchange Ratio under the Share Exchange Agreement, multiplied by (y) the number of GLG Shares set forth on Schedule I opposite each such date, multiplied by (z) 99.9%; provided, however, that if such product is a fraction then it shall be rounded to the nearest whole number; provided further, however, if the Man Shares are split, combined, subdivided or reclassified after the closing of the Share Exchange Agreement, then the number of Deliverable Man Shares to be delivered by Buyer to Seller pursuant to this clause (a)(i) shall be adjusted accordingly; or (ii) in lieu of all or a portion of the Deliverable Man Shares described in clause (a)(i), an amount in cash equal to the net proceeds of a sale of a number of Deliverable Man Shares not otherwise being delivered pursuant to the terms of clause (a)(i) in ordinary sales transactions on the London Stock Exchange on the applicable date set forth on Schedule I, or if such date is not a trading day on the London Stock Exchange, the immediately preceding London Stock Exchange trading day; and
     (b) payment of a cash amount equal to the cumulative value of all dividends, distributions and other income distributed by Man in respect of the notional number of Deliverable Man Shares delivered by Buyer to Seller pursuant to Section 2.3(a) (whether actual shares or the equivalent value of such shares are delivered);

provided, however, that the installment dates and share amounts set forth on Schedule I may be adjusted to the extent that forfeitures and/or reallocations of membership interests held by certain members of Seller occur after the date of this Agreement in accordance with the terms of Seller’s limited partnership agreement.
2.4	Seller may direct delivery of any Man Shares and/or cash to be delivered by Buyer pursuant to Section 2.3 to certain members of Seller by providing reasonable advance written notice to Buyer, and such delivery of Man Shares and cash to such members of Seller shall be in full satisfaction of Buyer’s obligation to deliver such Man Shares and/or cash pursuant to Section 2.3.
3.	Closing. Closing shall take place on the Closing Date at such time and location as Seller and Buyer shall mutually agree.

4.	Man Shares. Buyer acknowledges that such Man Shares held by Buyer shall be subject to the terms of the Share Exchange Agreement.

5.	Rescission.
5.1	Except as provided in Section 5.2, no party hereto may rescind this Agreement after the Closing except on the grounds of fraud.

5.2	Seller shall be entitled to rescind this Agreement in part or in whole by written notice to Buyer given at any time after the Closing and prior to the completion of the transactions contemplated by the Merger Agreement and the Share Exchange Agreement.

5.3	In the event of the rescission of this Agreement, Buyer shall return to Seller the GLG Shares and any dividends, distributions and other income in respect of the GLG Shares which arise on or after the Closing Date.
6.	Trustee Liability.
6.1	The Trustee shall not have any personal liability or obligations of any kind under this Agreement. Any and all personal liability of the Trustee for breaches by Buyer of any obligations, covenants or agreements, either at common law or at equity, under any law or otherwise, is hereby expressly waived by Seller as a condition of and consideration for the execution of this Agreement.

6.2	By executing and delivering this Agreement, the Trustee is acting solely on behalf of, and this Agreement is solely an obligation of, and solely a claim against, the trust estate and assets of Buyer.

6.3	Any claim or right to proceed against the Trustee individually, or the individual property or assets of the Trustee, is hereby irrevocably waived and released. No recourse under this Agreement shall be had against the Trustee or any of its assets, except to the extent of the trust estate and assets of Buyer from time to time, by the enforcement of any assessment or by any legal or equitable proceedings seeking to assert such recourse against the Trustee by virtue of any law or otherwise.

6.4	Nothing in this Agreement shall prevent the Trustee from making any distribution from, investment, reinvestment, purchase, sale or other disposition of, other transactions of any kind involving, the trust estate and assets of Buyer other than the GLG Shares.

6.5	Seller hereby irrevocably agrees that, in furtherance of the provisions of this Section 6, (i) it shall not institute against, or join any other person in instituting against, the Trustee individually, or the individual property or assets of the Trustee, any bankruptcy, reorganization, insolvency or liquidation proceeding, or other proceeding under any international, national, federal or state bankruptcy or similar law, in connection with any claim relating to this Agreement; (ii) in the event of any reorganization under the Bankruptcy Reform Act of 1978, as amended, of the Trustee, it will make the election under Section 111(b)(2) of such Act; and (iii) if for any reason, whether or not related to the Bankruptcy Reform Act of 1978, as amended, it shall recover from the Trustee individual property or assets of the Trustee, it promptly shall return such asset or amount recovered to the Trustee.
7.	Indemnity. Seller agrees to indemnify Buyer for any losses, claims or damages arising from any taxes imposed on Buyer in connection with the transactions involving the GLG Shares or the Man Shares contemplated hereby.

8.	Miscellaneous.
8.1	This Agreement shall be binding upon and inure for the benefit of the successors of the parties hereto but shall not be assignable by any party hereto without the prior written consent of the other party hereto.

8.2	This Agreement, together with any documents referred to in it, constitutes the whole agreement between the parties hereto relating to its subject matter and supersedes and extinguishes any prior drafts, agreements and undertakings whether in writing or oral relating to such subject matter, except to the extent that the same are repeated in this Agreement.

8.3	Each of the parties hereto acknowledges to each other that it has not relied in relation to the subject matter of this Agreement or been induced to enter into this Agreement by any information (written or oral), statements or warranties or undertakings or representations of any description made, supplied or given by any of them to the other and each hereby irrevocably and unconditionally waives any right it may have to claim damages for breach of any representation or warranty not contained in this Agreement (save in the event of fraud).
8.4	No amendment, waiver or modification of this Agreement shall be effective unless made in writing and signed by each of the parties hereto.

8.5	The rights, powers, privileges or remedies in this Agreement are cumulative and are not exclusive of any rights, powers, privileges or remedies provided by law or otherwise. No failure to exercise or any delay in exercising any right, power, privilege or remedy under this Agreement shall in any way impair or affect the exercise thereof or operate as a waiver thereof in whole or in part. No single or partial exercise of any right, power or privilege or remedy under this Agreement shall prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy.

8.6	Each of the parties hereto agrees to execute or procure the execution of such further documents or do or procure the doing of such further acts or things as may in each case be required by law or may be reasonably necessary or desirable to implement and give effect of the terms of this Agreement.

8.7	If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

8.8	Each party hereto shall bear its own costs arising out or in connection with the preparation, negotiation and implementation of this Agreement.

8.9	No person who is not a party to this Agreement shall have any right to enforce any term hereof.

8.10	This Agreement may be executed by facsimile or portable document format (pdf) transmission and in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.
9.	Notices. All notices, requests, statements or payments shall be made as specified below. All notices are required to be in writing and shall be delivered by letter, facsimile, electronic mail or other documentary form. Notice by facsimile, electronic mail or hand delivery shall be deemed to have been received by the close of the business day on which it was transmitted or hand delivered (unless transmitted or hand delivered after close of business in which case it shall be deemed received at the close of the next business day). Notice by overnight mail or courier shall be deemed to have been received two business days after it was sent. A party may change its addresses by providing notice of same in accordance herewith. Notices shall be sent as follows:
If to Buyer, to:
Green Hill Trust
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands
If to Seller, to:
Lavender Heights Capital LP
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
10.	Governing Law. All claims or causes of action (whether at law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including, without limitation, the negotiation, termination, performance or non-performance of this Agreement) or the execution of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to any choice or conflicts of law principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware).

11.	Jurisdiction.
11.1	All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

11.2	Without limiting other means of service of process permissible under applicable law, each of the parties hereto agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9 shall be effective service of process for any suit or proceeding in connection with this Agreement. The consents to jurisdiction set forth in this Section 11 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 11 and shall not be deemed to confer rights on any person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
[Signatures follow]

     IN WITNESS WHEREOF, Buyer and Seller have signed this Agreement in multiple counterparts, all as of the date first above written.

LAVENDER HEIGHTS CAPITAL LP
By:	Mount Garnet Limited, its general partner

By:	/s/ Leslie J. Schreyer
	Name:	Leslie J. Schreyer
	Title:	Director

OGIER FIDUCIARY SERVICES (CAYMAN) LIMITED, acting solely in its capacity as Trustee of GREEN HILL TRUST
By:	/s/ Fiona Barrie
	Name:	Fiona Barrie
	Title:	Authorized Signatory

By:	/s/ Inderjit Singh
	Name:	Inderjit Singh
	Title:	Authorised Signatory